1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

June 24, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley Tax-Free Daily Income Trust (the “Fund”)

(File No. 002-67087; 811-03031)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class S shares, filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 52 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 24, 2016.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.                            Please confirm that the tender option bonds referenced in the Fund’s principal investment strategies do not include inverse floaters. If they do, please consider adding additional risk disclosure.

Response 2.          We hereby confirm that investments in inverse floaters do not constitute a principal investment strategy of the Fund.

Comment 3.                            Pursuant to the instruction to Item 4(b)(1)(iii) of Form N-1A, please combine the risk disclosure required by Items 4(b)(1)(ii) and 4(b)(1)(iii) into a single statement.

Response 3.          We respectfully acknowledge the comment; however, as the Fund is not advised by or sold through an insured depository institution, the disclosure is not required to be combined pursuant to the instruction to Item 4(b)(1)(iii).

Comment 4.                            Pursuant to Item 6(a) of Form N-1A, please disclose the Fund’s minimum subsequent investment requirement.

Response 4.          The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 5.                            Pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, please include the Fund’s concentration policy in the list of fundamental policies contained in the Fund’s Statement of Additional Information.

Response 5.          We respectfully acknowledge the comment; however, the fundamental policies/investment restrictions of the Fund listed in the Statement of Additional Information include a concentration policy.

Comment 6.                            As applicable, please provide disclosure required by Item 18 of Form N-1A.

Response 6.          We hereby confirm applicable disclosure has been provided with respect to Item 18 of Form N-1A.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan, Jr. of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:           Joseph C. Benedetti

Edward J. Meehan, Jr.